Exhibit I

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY CORPORATION ANNOUNCES CLOSING OF OFFERING
OF ITS 8.5% SENIOR NOTES DUE 2020 AND INITIAL TENDER OF $150.8 MILLION
OF ITS 8.875% SENIOR NOTES DUE 2011 PURSUANT TO TENDER OFFER

Hamilton, Bermuda, January 27, 2010 — Teekay Corporation (“Teekay”) (NYSE: TK) announced today the closing of its previously announced public offering of $450 million aggregate principal amount of senior unsecured notes due 2020 (the “Notes”), which will bear interest at a rate of 8.5% per year. The Notes were sold to the public at a price equal to 99.181% of par.
Teekay also announced today that, pursuant to its previously announced cash tender offer (the “Tender Offer”) and consent solicitation for its outstanding 8.875% senior notes due 2011 (the “2011 Notes”), it received tenders and consents from holders of approximately $150.8 million aggregate principal amount of the notes, representing over 85.4% of the outstanding 2011 Notes, prior to 5:00 p.m. (EDT), on January 26, 2010. Teekay has accepted and will pay for the tendered 2011 Notes using a portion of the proceeds from the Notes offering.
Holders who have not yet tendered their 2011 Notes may tender until 11:59 p.m. (New York City Time), February 9, 2010, unless the Tender Offer is extended or terminated earlier by Teekay.
This news release is merely a notification relating to the Tender Offer and is not an offer to purchase the 2011 Notes. The Tender Offer is made only pursuant to the terms of the related Offer to Purchase and the Letter of Transmittal, each dated January 12, 2010. Holders of the 2011 Notes may obtain the Offer to Purchase and the Letter of Transmittal from Global Bondholder Services, Attn: Corporate Actions, 65 Broadway — Suite 723, New York, New York 10006; Banks and Brokers call: (212) 430-3774; U.S. Toll free: (866) 952-2200. Questions regarding the Tender Offer may be directed to J.P. Morgan at U.S. Toll free: (800) 245-8812 or collect at (212) 834-3424.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
About Teekay
Teekay Corporation transports approximately 10% of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK). With a fleet of 158 vessels, offices in 16 countries and approximately 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them link their upstream energy production to their downstream processing operations.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK.”
The statements in this news release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
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